November 14, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Dr. Tattoff, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-52836

Dear Mr. Rajan:

In response to your comment letter dated October 16, 2014, we have filed an amended Form 10-K for the year ended December 31, 2013 as well as amended Form 10-Q’s for the periods ended March 31, 2014 and June 30, 2014. We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional requests or need further information.

Sincerely yours,

/s/ Mark A. Edwards

Mark A. Edwards
Chief Financial Officer